MAIL STOP 05-11

April 19, 2005

Mr. Alan Finkelstein, President
Innovative Card Technologies, Inc.
11601 Wilshire Boulevard, Suite 2160
Los Angeles, California 90025


      Re:	Innovative Card Technologies, Inc.
   Registration Statement on Form SB-2
   File No. 333-119814
      Amendment No. 4 Filed April 8, 2005


Dear Mr. Finkelstein:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please remove the reference to "our filings with the Securities and Exchange Commission" in the third risk factor and on page 29 unless these filings are to be delivered with the prospectus and the references are made clear.
2. It appears from the fourth risk factor and from page 32 that the company will not continue in business beyond the completion of this offering, regardless of what "certain parties have agreed" to do, since there are no apparent arrangements for additional financing and no proceeds will be forthcoming from this offering. The company appears to be insolvent with very little chance to survive. The risk factor and the MD&A section throughout should be revised to clearly indicate this.
3. We note that certain officers, directors and principal shareholders have agreed to defer amounts owed them until the company has adequate resources. Please file the written agreements representing these deferments. If no formal agreements exist, or if they are verbal, provide appropriate disclosure regarding their enforceability.
4. In various portions of the Business and MD&A sections, you indicate that certain component parts are presently only available from 1 source. Please describe what these component parts are and identify the source. Provide appropriate risk factor disclosure addressing the lack of alternative suppliers.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be
directed to Babette Cooper at (202) 824-5069 or to Ed Loftus at
(202)
942-2954. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Dorothy B. Vinski, Esq.
	Fax: (310) 208-1154



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Innovative Card Technologies, Inc.
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